Daniel A. Carr, Director. Mr. Carr has spent over 30 years in the enterprise resource planning (ERP) industry and has overseen over 2,000 ERP implementations since 1981 when he started his career in ERP sales and purchased his first company, which developed and sold ERP software for manufacturing companies. Mr. Carr is an industry leader and the founder of various companies, both within and external to the software industry.

While primarily based in ERP software, Mr. Carr's career has included holding founding positions and C-Level roles in companies ranging from startups to companies with nearly a billion dollars in sales. His involvement has been in virtually every aspect of company life cycles and his experiences include not only ERP software but accounting, manufacturing controls, distribution, warehouse design and management, human resources, CRM and much more. After selling his primary company in 2007, Mr. Carr formed Practical Business Advisors, commenced and quickly grew a consulting practice, helping companies to improve their value and bottom line by assisting in the process of ERP software selection and implementation, as well as performing other forms of business consulting. Leaning on a rich career in the ERP software industry, in 2016 he wrote *Common Sense ERP* and is now working on his second book, *Common Sense Business*.